Exhibit 7.08

June 30, 2016

The Special Committee of the Board of Directors

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing

People’s Republic of China

Dear Sirs:

Re: Withdrawal of the Proposal to Purchase All Issued and Outstanding Shares of the Company

Mr. CHEN Sheng, Kingsoft Corporation Limited and Tsinghua Unigroup International Co., Ltd. (the “Buyer Group”) hereby withdraw the non-binding going private proposal (the “Proposal”) dated June 10, 2015, with immediate effect. After careful consideration, the Buyer Group has decided not to proceed with the Proposal under the current circumstances.

Sincerely,

/s/ Cheng Sheng
CHEN Sheng

Kingsoft Corporation Limited

By:	/s/ Ng Yuk Keung
Name:
Title:

Tsinghua Unigroup International Co., Ltd.

By:	/s/ Weiguo Zhao
Name:
Title: